SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May, 2016

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

c/o Legalinx Ltd

One Fetter Lane,

London, EC4A 1BR

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated May 18, 2016 announcing results for the quarter ended March 31, 2016

●	First quarter earnings call presentation

Ferroglobe Reports Results for First Quarter 2016,
its First Quarter as a Newly Combined Company

●	Q1 2016 revenue of $423.5 million, down from pro forma $543 million in Q1 2015
●	Net loss of $(25.7) million, or $(0.15) on a fully diluted per share basis. Adjusted net loss of $(6.3) million, or $(0.04) on a fully diluted per share basis
●	Adjusted EBITDA of $33.9 million; reported EBITDA of $21.2 million
●	Free cash-flow generation of $35 million
●	Cost savings of $19.8 million achieved compared to Q1 2015 levels
●	Reduction in production costs of 20% comparing current footprint to legacy Globe Specialty Metals footprint
●

Exceeded working capital synergies target of $100 million by reducing working capital by $144 million in the last 12 months, including $55 million in Q1 2016; continued working capital improvements are expected in 2016 and beyond

LONDON, May 18, 2016 – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or the “company”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, announced today results for the first quarter of 2016, the first quarterly results of the newly combined company following the successful completion of the business combination of Grupo FerroAtlántica S.A.U. and Globe Specialty Metals, Inc. in December 2015 as wholly owned subsidiaries of the company.

Ferroglobe reported EBITDA of $21.2 million in a challenging pricing environment due to strong cost control. Excluding business combination-related fair value adjustments, due diligence and transaction costs, Q1 2016 adjusted EBITDA was $33.9 million.

In the first quarter of 2016, Ferroglobe posted a net loss of $(25.7) million, or $(0.15) per share on a fully diluted basis. Excluding business combination-related fair value adjustments, due diligence and transaction costs, the company posted an adjusted net loss of $(6.3) million, or $(0.04) per share, on a fully diluted basis.

Significant revenue reduction due to lower prices

Net sales in the first quarter totalled $423.5 million, down from pro forma $543 million year over year, due to 12% lower volumes shipped and a decline of 13% in prices across all products.

In the quarter, Ferroglobe realized an average selling price for silicon metal of $1.08 per pound, down 14% from a pro forma average price of $1.26 in the first quarter of 2015 primarily due to pressure from low priced imports. Overall average selling price for silicon-based alloys dipped to $0.65 per pound, down 16% from $0.77 in the first quarter of 2015. Manganese alloys, new to our product mix, have had a price drop of 23% to an average of $764/MT as compared to the first quarter of 2015.

	Quarter Ended March 31, 2016	Quarter Ended March 31, 2015
Shipments in metric tons:
Silicon Metal	90,105	92,449
Silicon Alloys	73,473	87,107
Manganese Alloys	63,575	77,015
Total shipments*	227,153	256,571

	Quarter Ended March 31, 2016	Quarter Ended March 31, 2015
Average selling price ($/MT):
Silicon Metal	$2,387	$2,787
Silicon Alloys	$1,433	$1,689
Manganese Alloys	$764	$988
Total*	$1,624	$1,874

	Quarter Ended March 31, 2016	Quarter Ended March 31, 2015
Average selling price ($/lb.):
Silicon Metal	$1.08	$1.26
Silicon Alloys	$0.65	$0.77
Manganese Alloys	$0.35	$0.45
Total*	$0.74	$0.85

* Excludes by-products and other; 2015 amounts are pro forma

Since the first quarter the company has observed some spot market prices in the silicon metal sector exceed the index prices by up to 10% due to supply curtailments and increasing demand. In the manganese alloy business there has been an improvement of between 8% and 20% depending on products during 2016 due to strength in the foundry and steel industries.

“Taking advantage of our increased product and geographic diversification we were able to mitigate to some degree the impact of lower prices. The flow of low-priced silicon metal imports has resulted in sharply declining sales prices since mid-2015, especially as it relates to our indexed business. Given the new industry dynamics, we will consider changes to the way we utilize index pricing in the future,” said CEO Pedro Larrea. “For silicon metal, we expect these low prices to persist for most of the remainder of 2016. However, we also expect some improvement in the market starting to materialize later this year, driven by competitors’ supply starting to come off line especially from the higher quartile of the cost curve and continued demand growth in our core markets, notably in the solar polysilicon sector where prices have increased substantially in the last three months.”

Focus on aggressive cost reduction and cash generation

Ferroglobe reported EBITDA of $21.2 million in a challenging pricing environment due to strong cost control. Excluding business combination-related fair value adjustments, due diligence and transaction costs, Q1 2016 adjusted EBITDA was $33.9 million.

Mitigating the price drop to a meaningful degree has been cost reductions of $19.8 million in the quarter on a pro forma basis, including $5 million of synergies already captured in Q1 2016. The company achieved a post-business combination reduction in production costs (measured in $/lb) of approximately 20% in silicon and silicon alloy for the new production footprint versus legacy Globe Specialty Metals assets.

Ferroglobe expects to deliver at least the announced $65 million of annualized run rate synergies by the end of 2016 and to initiate implementation of improved marketing strategies.

Ferroglobe generated free cash-flow1 of $35 million in Q1 2016, including $55 million in working capital2 improvements. The company generated $144 million from improved working capital management over the past 12 months alone, well ahead of its original three-year projection of $100 million. Continued working capital improvements are expected in 2016 and beyond.

Ferroglobe maintains a strong balance sheet, with net debt of $421 million at the end of the first quarter of 2016 compared to $393 million at year-end 2015. The increase is partially attributable to the payment of $32 million to our shareholders on March 14, 2016, to settle transaction-related claims, as well as impact from foreign exchange rates of $16 million.

“As we continue to face the current pricing environment, we will maintain our aggressive stance on reducing working capital and costs, and focus on generating free cash flow. At the same time, consistent with our strategy and as we have done successfully over many years, we plan to take advantage of the current environment and our strong balance sheet to be aggressive in pursuing growth where timely and opportunistic investment can create significant long-term value and high returns for the company and our shareholders,” concluded Larrea.

First quarter adjusted EBITDA, excluding non-recurring items:

Quarter Ended
March 31, 2016
Loss attributable to the parent	$(25,699)
Loss attributable to non-controlling interest	(6,211)
Income tax expense	777
Net finance expense	7,615
Exhange differences	1,728
Depreciation and amortization charges, operating allowances and write-downs	42,998
EBITDA	21,208
Transaction and due diligence expenses	2,641
Globe purchase price allocation adjustments	10,022
Adjusted EBITDA, excluding above items	$33,871

Note: Globe purchase price allocation adjustments relate to Globe inventories that were marked to market on the Balance Sheet as part of the closing of the transaction in 2015, with no effect on 2015 Income Statement. This adjustment recognizes margin on the sale of this inventory.

First quarter adjusted diluted earnings per share, excluding non-recurring items:

Quarter Ended March 31, 2016
Diluted loss per ordinary share	(0.15)
Tax rate adjustment	0.06
Transaction and due diligence expenses	0.01
Globe purchase price allocation adjustments	0.04
Adjusted diluted loss per ordinary share	(0.04)

First quarter adjusted net income attributable to Ferroglobe, excluding non-recurring items:

Quarter Ended March 31, 2016

Loss attributable to the parent	$(25,699)
Tax rate adjustment	10,739
Transaction and due diligence expenses	1,796
Globe purchase price allocation adjustments	6,815
Adjusted loss attributable to the parent	$(6,349)

1 Free cash-flow defined as “Net cash provided by operating activities” (net of the $32.5 million cash outflow due to shareholder settlement) minus “Payments for property, plant and equipment.”

2 Working capital defined as “Inventories” plus “Trade and other receivables,” minus “Trade and other payable.”

Conference Call

Ferroglobe will review first quarter 2016 results during a conference call tomorrow morning at 8:45 a.m. Eastern Time. The dial-in number for participants in the United States is 212-999-6659. International callers should dial +44 (0) 20 3003 2666. Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available on the Ferroglobe website at http://investor.ferroglobe.com. Click on the First Quarter 2016 Earnings Call link to access the call.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains ''forward-looking statements'' within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company’s future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,: “estimate,” “plan,” “intends,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward-looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-GAAP Measures

EBITDA, adjusted EBITDA, adjusted loss attributable to parent and adjusted diluted loss per ordinary share are non-GAAP measures.

We have included these measures to provide supplemental measures of our performance which we believe are important because they eliminate items that have less bearing on our current and future operating performance and so highlights trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures. Reconciliations of these measures to the comparable GAAP financial measures are provided above and in the attached financial statements.

*     *     *

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan, 786-509-6925

Chief Financial Officer

Email: jragan@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	March 31,	December 31,
	2016	2015
ASSETS
Non-current assets
Goodwill	$404,009	403,929
Other intangible assets	72,041	71,619
Property, plant and equipment	1,011,395	1,012,367
Non-current financial assets	9,969	9,672
Deferred tax assets	36,767	36,098
Other non-current assets	21,558	20,615
Total non-current assets	1,555,739	1,554,300
Current assets
Inventories	396,319	425,372
Trade and other receivables	250,331	275,254
Current receivables from related parties	10,784	10,950
Current income tax assets	17,488	9,273
Current financial assets	3,979	4,112
Other current assets	10,529	10,134
Cash and cash equivalents	114,019	116,666
Total current assets	803,449	851,761
Total assets	$2,359,188	2,406,061
EQUITY AND LIABILITIES
Equity	$1,271,747	1,294,973
Non-current liabilities
Deferred income	10,879	4,389
Provisions	81,900	81,853
Bank borrowings	255,057	223,676
Obligations under finance leases	90,643	89,768
Other financial liabilities	8,414	7,549
Other non-current liabilities	3,679	4,517
Deferred tax liabilities	205,064	206,648
Total non-current liabilities	655,636	618,400
Current liabilities
Provisions	8,361	9,010
Bank borrowings	174,921	182,554
Obligations under finance leases	13,976	13,429
Payables to related parties	6,343	7,827
Trade and other payables	148,367	147,073
Current income tax liabilities	9,716	10,887
Other current liabilities	70,121	121,908
Total current liabilities	431,805	492,688
Total equity and liabilities	$2,359,188	2,406,061

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended March 31, 2016	Year Ended December 31, 2015[3]

Sales	$423,479	$2,039,608
Cost of sales	(281,843)	(1,225,313)
Other operating income	2,333	20,455
Staff costs	(67,183)	(330,382)
Other operating expense	(54,941)	(351,929)
Depreciation and amortization charges, operating allowances and write-downs	(42,998)	(141,097)
Other losses	(637)	(55,515)
Operating loss	(21,790)	(44,173)
Finance income	243	1,343
Finance expense	(7,858)	(34,521)
Exchange differences	(1,728)	29,993
Loss before taxes	(31,133)	(47,358)
Income tax expense	(777)	(62,546)
Loss for the period	(31,910)	(109,904)
Loss attributable to non-controlling interest	6,211	13,308
Loss attributable to the parent	$(25,699)	$(96,596)

EBITDA	21,208	96,924
Adjusted EBITDA	33,871	294,799

Weighted average shares outstanding
Basic	171,838
Diluted	171,838

Loss per ordinary share
Basic	(0.15)
Diluted	(0.15)

3 Represents combined Globe and FerroAtlántica results on a pro forma basis.

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

Quarter Ended
March 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(31,910)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income tax expense	777
Depreciation and amortization charges, operating allowances and write-downs	42,998
Finance income	(243)
Finance expense	7,858
Exchange differences	1,728
Loss on disposals of non-current and financial assets	(51)
Other adjustments	688
Changes in operating assets and liabilities
Decrease in inventories	43,349
Decrease in trade receivables	25,797
Increase in trade payables	1,910
Other[4]	(42,851)
Income taxes paid	(12,774)
Interest paid	(7,702)
Net cash provided by operating activities[5]	29,574
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments due to investments:
Other intangible assets	(436)
Property, plant and equipment	(26,808)
Current financial assets	(53)
Disposals:
Intangible assets	30
Property, plant and equipment	104
Interest received	243
Net cash used by investing activities	(26,920)
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(13,747)
Increase/(decrease) in bank borrowings:
Borrowings	56,991
Payments	(49,698)
Other amounts paid due to financing activities	(712)
Net cash used by financing activities	(7,166)
TOTAL NET CASH FLOWS FOR THE YEAR	(4,512)
Beginning balance of cash and cash equivalents	116,666
Exchange differences on cash and cash equivalents in foreign currencies	1,865
Ending balance of cash and cash equivalents	$114,019

4 Includes the cash outflow impact of the $32.5 million shareholder settlement.

5 Without the cash outflow of the shareholder settlement, “Net cash provided by operating activities” would amount to $62.1 million.

Ferroglobe

Advancing Materials Innovation

NASDAQ: GSM

First Quarter 2016

Table of contents

I. Q1 overview

II. Selected financial highlights

Challenging environment and pricing pressures weighed on Q1 results

- **Q1 2016 average selling price across all product lines down 13% from Q1 2015, including prices for:**

Silicon metal of $1.08 per pound, down 14%

Silicon-based alloys of $0.65 per pound, down 16%

Manganese alloys of $764/MT, down 23%

Source: Company information

- 4 -

Partially mitigated by…

Reduced costs	• Cost reductions of **$19.8 million** compared to Q1 2015 levels
Product and geographic diversification	• Product and geographic diversification resulted in a reduction in production costs of **20%,** comparing current footprint to legacy Globe Specialty Metals footprint
Realization of value of merger	• $5 million realized ($20 million annualized) of the expected **$65 million** of annualized run rate synergies by the end of 2016

Source: Company information

- 5 -

Despite this we continued to generate positive free cash flow

- Generated **free cash-flow** of $35 million in Q1 2016
- $55 million **improvement in working capital** in Q1 2016
- **Generated $144 million** from improved working capital management over the past 12 months alone, well ahead of original three-year projection of $100 million
  - Continued working capital synergies are expected in 2016

Source: Company information

- 6 -

Early signs of pricing improvement starting to emerge

Ferroglobe today has increased product diversification…

Product diversification:
Sales in US Dollars
Manganese Alloys 22%
Silicon Metal 50%
Silicon Alloys 28%

…which adds diversification to our revenue stream

1. Silicon metal: recent sale prices well-above indexes
2. Silicon alloy prices have been increasing modestly
3. Manganese alloy prices are up 8-20% since the middle of the first quarter

- 7 -

Opportunities for long-term value creation

We are uniquely positioned to benefit from our strong market position

Strong balance sheet gives company ability to grow in current environment

Generating cash flow, even in down cycle

Multiple levers to pull given diversified products, end markets & geographies

- 8 -

II. Selected financial highlights

Ferroglobe

- 9 -

Q1 key performance indicators and overview

Key performance indicators	Q1 2016	Pro Forma CY 2015
Sales ($m)	423.5	2,039.6
Operating Profit ($m)	-21.8	-44.2
Profit Attributable to the Parent ($m)	-25.7	-96.6
Adjusted EBITDA ($m)	33.9	294.8
Adjusted EBITDA Margin	8.0%	14.4%
Working capital ($m)	498.9	553.6
Free Cash Flow ($m)	35.3	113.3

- 10 -

Sales volumes evolution (ton) (Q1 2015 thru Q1 2016)

Silicon metal sales (ton)

92,449
96,667
87,471
96,768
90,105
120,000
100,000
80,000
60,000
40,000
20,000
0
54,165
57,132
50,945
61,099
52,685
38,285
39,536
36,525
35,668
37,420
Q1-15
Q2-15
Q3-15
Q4-15
Q1-16
GSM
GFA

FeSi sales (ton)

62,292
62,289
50,982
54,783
49,571
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
45,674
43,783
35,976
39,873
38,583
16,618
18,505
15,006
14,911
10,988
Q1-15
Q2-15
Q3-15
Q4-15
Q1-16
GSM
GFA

Other Silicon Alloys sales (ton)

26,470
28,347
24,160
22,182
25,181
30,000
25,000
20,000
15,000
10,000
5,000
0
12,139
14,238
11,884
10,961
12,622
14,331
14,109
12,276
11,221
12,559
Q1-15
Q2-15
Q3-15
Q4-15
Q1-16
GSM
GFA

Manganese Alloys' sales (ton)

77,015
73,027
54,731
60,999
63,575
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
41,305
37,881
28,864
31,267
32,203
35,709
35,146
25,867
29,732
31,372
Q1-15
Q2-15
Q3-15
Q4-15
Q1-16
FeMn
SiMn

- 11 -

Focus on reducing working capital and generating free cash flow

- **Free cash-flow** of $35 million in Q1 2016
- **Generated $144 million** from improved working capital management over the past 12 months alone, including $55 million in Q1 2016, well ahead of original three-year projection of $100 million
  - Continued working capital synergies are expected in 2016
- **Improvement in Accounts Receivable management,** reducing Days Sales Outstanding on a global basis
- **Global Inventory Management improving** as we optimize the production/delivery platform
- **Improved purchasing power** will help drive Accounts Payable optimization

- 12 -

Ferroglobe has already profited from the market environment and synergies potential to improve its cost position in 2016

		Expected EBITDA improvement in 2016 vs. 2015 conditions (annualized)
"Quick wins" Synergies opportunities that have been rapidly captured	▪ Platform optimization: ➢ Allocating production to lowest cost locations, idling high cost plants ➢ Increased sales volumes through successful cross-selling ▪ Purchase leverage and ability to switch to lowest cost supplier ▪ Implementation of existing technologies in other facilities (best practices)	20 M$
Taking advantage of market conditions in key raw materials	▪ Reduced price of low-ash coal in the international markets (for Spain, France and South Africa) ▪ Arbitrage of own production cost vs. third parties prices in U.S. and South Africa ▪ Improved wholesale energy prices in Spain together with timely hedging	43 M$
Ability to negotiate better terms on cost components	▪ Deseasonalisation of French operations ▪ Improved pricing for ancillary services in Spanish energy system ▪ Successful negotiation of local logistics in different countries	29 M$

- 13 -

13

Balance Sheet Summary

($mm)	Q1 2016[1]	12/31/2015
Total Assets	2,359.2	2,406.1
Net Debt[2]	421	393
Book Equity	1,271.7	1,295
Net Debt[2] / Total Assets	17.8%	16.6%
Net Debt[2] / Capital[3]	24.9%	23.3%

1 *Financial results are unaudited*
2 *Net Debt includes finance lease obligations*
3 *Capital is calculated as book equity plus net debt*

- 14 -

Ferroglobe

Advancing Materials Innovation

NASDAQ: GSM

First Quarter 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2016

FERROGLOBE PLC

By: /s/ Stephen Lebowitz

Name: Stephen Lebowitz

Title: Chief Legal Officer